# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Graham Holdings Co, CIK 0000104889
CUSIP: 384637104
Title of class of securities: Class B Common Stock $1.00 par value
Address of issuer's principal executive offices: 1812 NORTH MOORE STREET, SUITE 2100, ARLINGTON, Virginia (VA), 22209
Date of event which requires filing of this statement: 09/29/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950157-24-000740
Filed by CIK 0002022451

## Reporting persons
- Elizabeth G. Weymouth: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 to the Schedule 13G originally filed by the Reporting Person on May 13, 2024 (the "Schedule 13G") is being filed to report the death of the Reporting Person, which occurred on September 29, 2025. As a result of the death of the Reporting Person, she ceased to be a trustee of several trusts that hold shares of the Issuer's Class B and/or Class A common stock (and thus ceased to hold voting or investment power over the shares held by such trusts) and ceased to beneficially own any shares of the Issuer's common stock.
  
  Merryl Tisch and Brad S. Karp are the Executors of the Estate of Elizabeth G. Weymouth.

## Item 1. Issuer
Name of issuer: Graham Holdings Co
Address of issuer's principal executive offices: 1812 NORTH MOORE STREET, SUITE 2100, ARLINGTON, VA 22209

## Item 2. Person Filing
Name of person filing: Elizabeth G. Weymouth
Address of principal business office or, if none, residence:
1812 North Moore Street, Suite 2100
Arlington, VA 22209
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Elizabeth G. Weymouth: /s/ Merryl Tisch, Merryl Tisch, Executor of the Estate of Elizabeth G. Weymouth (11/13/2025)
- Elizabeth G. Weymouth: /s/ Brad S. Karp, Brad S. Karp, Executor of the Estate of Elizabeth G. Weymouth (11/13/2025)